Gemplus International SA

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of January 2006
GEMPLUS INTERNATIONAL S.A.
(Exact name of registrant as specified in its charter)
GEMPLUS INTERNATIONAL S.A.
(Translation of registrant’s name in English)
46A, Avenue J.F. Kennedy
L-1855 Luxembourg
Grand Duchy of Luxembourg
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F      X                Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes                      No      X

This Report on Form 6-K is hereby incorporated by reference into Gemplus International S.A.’s Solicitation/Recommendation Statement on Schedule 14D-9C filed on February 9, 2006 and shall be a part of that Statement from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Gemplus reports strong improvement in results for fiscal year 2005
Full year 2005 highlights:
•	Revenue increased by 8.5% to 939 million euros: growth sustained in all core businesses.

•	Operating income at 67 million euros: a 2.5 fold increase, driven by good overall Company performance.

•	Very strong net income[1], at 90 million euros.

•	Robust free cash flow, at 85 million euros, excluding non-recurring items.
Fourth quarter 2005 highlights:
•	Operating margin at 6.0%, despite impact related to a quality issue with a specific chip.
•	Strong net income[1], at 40 million euros, boosted by recognition of deferred tax assets of 25.6 million euros.
Luxembourg, February 9, 2006 — Gemplus International S.A. (Euronext: LU0121706294 — GEM and NASDAQ: GEMP), the world’s leading provider of smart card solutions, today reported results for the fourth quarter and full year ended December 31, 2005.

In millions of euros	Q42005	Q42004	Year-on-	FY 2005	FY 2004	Year-on-
			year			year
			change			change
Net sales	261.7	242.5	+7.9%	938.9	865.0	+8.5%
Adjusted for currency fluctuations, discontinued operations and acquisitions			-1.5%			+3.6%
Gross profit	85.2	77.3	+10.3%	309.9	270.5	+14.6%
Gross margin as a % of sales	32.6%	31.9%	+0.7 ppt	33.0%	31.3%	+1.7 ppt
Operating income	15.6	16.1	-3.0%	66.8	26.3	+153.7%
Operating margin	6.0%	6.6%	-0.6 ppt	7.1%	3.0%	+4.1 ppts
Net income[1]	40.0	11.8	+239%	89.9	4.7	NM
Free cash flow excluding non recurring items	21.5	11.3	+90%	85.3	58.8	+45%
Free cash flow[2]	19.6	1.7	NM	95.7	5.5	NM
Cash and cash equivalents	418.4	388.4	+7.7%	418.4	388.4	+7.7%
Per share data (in euros)
Earnings per share (fully diluted)	0.06	0.02	+224%	0.14	0.01	NM

[1]	Net Income attributable to Equity Holders

[2]	Free cash flow is defined as net cash flow from operating activities less the purchase of property, plant and equipment and other investments related to the operating cycle (excluding acquisitions and financial investments).

Commenting on the performance for the fiscal year 2005, Alex Mandl, President and Chief Executive Officer, said: “2005 was another year of substantial achievements for Gemplus: we reinforced the Group’s leadership, notably in high-end wireless and financial services, and strongly improved our financial performance, especially in terms of margin and cash flow. At the same time, we undertook two very important strategic moves: the Setec acquisition, which strengthens our position in the Government ID space, and the proposed Gemalto merger which will create a world-class leader in digital security. We feel very excited about this project which will take the Company to new horizons.”
Full Year 2005 financial review
•	Highlights:
•	Revenue up 8.5%: growth sustained in all core businesses.
•	Operating income at 67 million euros: a 2.5 fold increase, driven by good overall Company performance:
•	Gross margin up 1.7 percentage points.

•	Operating expenses flat.
•	Very strong net income[1], at 90 million euros.

•	Robust free cash flow, at 85 million euros, excluding non-recurring items.

			Year-on-year	Adjusted
In millions of euros	FY 2005	FY 2004	change	change[3]
Group revenue	938.9	865.0	+8.5%	+3.6%
Telecom	654.5	641.8	+2.0%	+0.5%
of which Wireless products & services	600.4	558.5	+7.5%	NA
of which Prepaid phone cards & scratchcards	54.1	83.3	-35.1%	NA
Financial Services	202.9	182.2	+11.3%	+4.9%
ID and Security	81.5	41.0	+98.7%	+46.6%
On a segment and geographical basis for the full year:
•	Telecom revenue was driven by Wireless. Wireless revenue was up 7.5% (up 7.2% currency adjusted), to 600.4 million euros, confirming the Group’s leading position in this sub-segment. Wireless card shipments rose 34% to 342 million units, due to strong growth in EMEA[4] and the Americas. The Group’s focus on value creation drove a substantial shift toward high-end cards, now considered only 3G and above, with their share increasing from 6.0% in 2004 of total shipments to 10% in 2005. The share of 64Kb, 128Kb, 3G cards and above rose from 34% in 2004 to 47% in 2005. The average selling price declined 20%, currency adjusted.

•	Financial Services revenue was driven by the EMV migration, with substantial rollouts in many European countries and ramp-up in Latin America and Japan. Gemplus shipped 70 million payment microprocessor cards (up 36%), with revenue up 25%.

[3]	Adjusted for currency fluctuations, discontinued operations & acquisitions.

[4]	Europe, Middle East and Africa

•	ID and Security revenue was driven by the Setec acquisition, Government ID projects, particularly, in the Middle East, and Corporate Security projects, notably in the Americas.

•	On a geographical basis, revenue from the Americas was up 21.0%, currency and acquisition adjusted, driven by Wireless. The EMEA[4] region was up 1.8%, led by Financial Services. Asia was down 12.5% reflecting Wireless price pressure.

		As a % of		As a % of
In millions of euros	FY 2005	revenue	FY 2004	revenue
Group gross profit	309.9	33.0%	270.5	31.3%
Telecom	241.5	36.9%	220.8	34.4%
of which Wireless products & services	236.6	39.4%	215.6	38.6%
of which Prepaid phone cards & scratchcards	4.9	9.1%	5.2	6.2%
Financial Services	41.9	20.6%	37.7	20.7%
ID and Security	26.5	32.5%	12.0	29.4%
Gross margin increased by 1.7 percentage points, mainly driven by a favourable business mix as well as improvement in Telecom and ID & Security.

		As a % of		As a % of
In millions of euros	FY 2005	revenue	FY 2004	revenue
Operating expenses	243.2	25.9%	244.2	28.2%
Operating income	66.8	7.1%	26.3	3.0%
Financial income & expenses	7.7		5.7
Share of profit (loss) of associates	-0.5		-6.0
Other non operating income (expenses), net	-2.3		-6.8
Income tax	19.8		-13.0
Minority interests	-1.5		-1.6
Net income[1]	89.9		4.7
Operating expenses were stable, despite the overall growth in the business and the Setec acquisition. Operating expenses represented 25.9% of sales, compared to 28.2% the previous year, reflecting good cost control and a reduction in restructuring expenses.
Consequently, operating income rose substantially, to 66.8 million euros, taking the operating margin to 7.1%.
Income tax reflects the recognition of deferred tax assets of 26.9 million euros. This contributed to the Company reporting net income1 of 89.9 million euros, an increase of 85.2 million euros over last year, mainly due to improved operating income.
The Company generated free cash flow of 85.3 million euros, up 45% compared with last year, excluding non-recurring items. Net cash flow was 30 million euros, which included the cash outlay of 63 million euros related to the Setec acquisition.

Fourth quarter 2005 financial review
•	Income statement
Fourth quarter 2005 highlights:
•	Revenue up 7.9% year-on-year (down 1.5% adjusted3).

•	Operating margin at 6.0%, despite impact related to a quality issue with a specific chip.

•	Strong net income[1], at 40.0 million euros, boosted by recognition of deferred tax assets of 25.6 million euros.

				Adjusted[3]
In millions of euros	Q4 2005	Q4 2004	% change	change (%)
Net sales	261.7	242.5	+7.9%	-1.5%
Gross profit	85.2	77.3	+10.3%
Gross margin as a % of sales	32.6%	31.9%	+0.7 ppt
Operating income	15.6	16.1	-3.0%
Net income[1]	40.0	11.8	+239%
Revenue was up 7.9%, driven by the Setec acquisition. Price pressure in Wireless, combined with some softness in this sub-segment and the quality issue in Telecom, translated into a 1.5% decline in revenue, after restating for acquisitions and currency fluctuations. On a geographical basis, adjusted3 revenue was up 0.8% in the Americas and down 0.9% in EMEA4. In both regions, strong growth in ID & Security and Financial Services was offset by a decline in Telecom revenue. In Asia, revenue was down 6.6%.
Gross profit was up 10.3%, despite the Telecom quality issue. Gross margin was up 0.7 percentage point year-on-year, due to improved business mix and manufacturing efficiency in Telecom.
Operating expenses increased 13.8% year-on-year, to 69.6 million euros, mainly due to the Setec acquisition and severance packages.
Consequently, operating income for the fourth quarter was down 3%, at 15.6 million euros.
Net income1 rose to 40.0 million euros, including the recognition of deferred tax assets of 25.6 million euros.
•	Balance sheet and cash flow statement
Fourth quarter 2005 highlights:
•	Robust free cash flow of 21.5 million euros, excluding non-recurring items.

•	Strong cash position, at 418.4 million euros.
The Group’s cash position is up 17.6 million euros compared to September 30, 2005.

Segment Analysis
•	Telecom
Fourth quarter 2005 highlights.
•	Record wireless shipments, at 101 million units, mainly driven by emerging countries.

•	Wireless ASP down 28.4% year-on-year, currency adjusted, reflecting an unfavorable regional mix and price pressure.

				Adjusted
				change[3]
In millions of euros	Q4 2005	Q4 2004	% change	(%)
Wireless products & services net sales	163.6	165.3	-1.0%
Wireless gross profit	62.6	62.4	+0.3%
Wireless gross margin	38.2%	37.7%	+0.5 ppt
Prepaid phone cards & scratchcards net sales	15.9	22.6	-29.6%
Prepaid phone cards & scratchcards gross profit	2.0	1.9	+5.0%
Prepaid phone cards & scratchcards gross margin	12.8%	8.6%	+4.2 ppts

Telecom net sales	179.5	187.9	-4.5%	-7.9%
Telecom gross profit	64.6	64.3	+0.3%
Telecom gross margin	36.0%	34.2%	+1.8 ppt

Telecom operating expenses	44.5	39.1	+14.0%
As a % of sales	24.8%	20.8%	+4.0 ppts

Telecom operating income	20.1	25.2	-20.4%
Operating margin	11.2%	13.4%	-2.2 ppts
Wireless revenue:
•	Wireless products & services revenue[5] was down 1.0% year-on-year (down 4.6%, currency adjusted), to 163.6 million euros.

•	Fourth quarter Wireless shipments grew 35% year-on-year, to 101 million units, mostly driven by emerging countries in all regions: Latin America, Eastern Europe, China, South-East Asia, Middle East and Africa.

•	The Wireless mix notably improved in EMEA[4] and North America, driven by momentum in 3G cards. High-end card shipments (3G and above) accounted for 15% of the fourth quarter total, compared to 8% a year ago.

•	Wireless average selling price (ASP) was down 7.7% quarter-on-quarter and 28.4% year-on-year, both currency adjusted, reflecting ongoing price pressure and a substantial unfavorable change in the regional mix.
Wireless gross margin rose 0.5 percentage point, despite a quality issue with a specific chip. This issue should have minimal impact on financial statements of fiscal year 2006.

[5]	Wireless products & services revenue comprises wireless microprocessor cards and related applications (embedded software and Over The Air platforms) and services (system integration and operated services).

•	Financial Services
Fourth quarter 2005 highlights:
•	Very strong growth in payment microprocessor cards: shipments up 70%, to 18.1 million units.

•	EMV[6] roll-out gained further momentum in Eastern Europe and Latin America.

				Adjusted[3]
In millions of euros	Q4 2005	Q4 2004	% change	change (%)
Net sales	55.8	44.2	+26.3%	+10.8%
Gross profit	12.2	9.7	+26.0%
Gross margin as a % of sales	21.8%	21.9%	-0.1 ppt
Operating expenses	12.5	13.7	-9.0%
As a % of sales	22.3%	31.0%	-8.7 ppts
Operating income	-0.3	-4.0	NM
Operating margin as a % of sales	-0.5%	-9.1%	NM
Revenue reflects very strong growth in payment microprocessor cards as well as the Setec acquisition.
Payment microprocessor card revenue rose 45% year-on-year. Shipments of payment microprocessor cards grew 70% to 18.1 million units. ASP decline reflects a greater share of modules in the sales mix.
The strong performance in payment cards was mainly driven by the EMV roll-out, which gained momentum in Eastern Europe and Latin America, and sales growth in the United Kingdom and Continental Europe. In addition, this quarter saw the first shipments of EMV cards to China.
•	Identity and Security
Fourth quarter 2005 highlights:
•	Very strong growth, driven by Government ID and Corporate Security projects.

•	On-going roll-out of e-passports in Singapore, Sweden and Norway.

[6]	EMV is a jointly defined set of specifications adopted by Europay, MasterCard and Visa for the migration of bank cards to smart card technology.

				Adjusted[3]
In millions of euros	Q4 2005	Q4 2004	% change	change (%)
Net sales	26.4	10.4	+152.5%	+61.3%
Gross profit	8.4	3.3	+157.1%
Gross margin as a % of sales	32.0%	31.5%	+0.5 ppt
Operating expenses	12.6	8.4	+50.3%
As a % of sales	47.9%	80.5%	-32.6 ppts
Operating income	-4.2	-5.1	NM
Operating margin as a % of sales	-15.9%	-49.0%	+33.1 ppts
Strong growth was driven by a substantial increase in Government ID projects, notably in the Middle East, and Corporate Security projects, particularly in the United States, in addition to those from Setec.
Outlook
The Group continues to see strong momentum in its core segments and will maintain its focus on cost efficiency.
Gemplus confirms that it is firmly on track to realize its mid-term objective to achieve a 10% operating margin in 2007.
The Group remains confident in its ability to further strongly improve its operating income in 2006 taking into account the usual seasonality effect of stronger organic growth in the second half than in the first half.
Gemplus also continues to expect the Financial Services and ID & Security segments to turn profitable in 2006.
Fourth Quarter 2005 Business Highlights
•	Telecom
During the fourth quarter 2005, Orange included in its Orange Intense campaign a bundle of multimedia services for the youth segment with SIM+. This was the first commercial launch of Gemplus’s multimedia SIMs and endorsed its strategy to bring SIM cards into the multimedia era.
Within a record time of nine months, Gemplus went from proof of concept to commercial deployment for a range of SIMs, with one of the most advanced mobile operators.
Gemplus was also selected by Optimus Portugal for its device management solution, GemConnect Device Manager, to improve customer care and boost data traffic.
•	Financial Services
In China, Gemplus was the first smart card manufacturer to deliver chip banking cards for ICBC’s EMV migration. The cards were produced locally by Gemplus’s joint venture with Goldpac and complied with MasterCard specifications, MCHIP/4.0.

Gemplus also announced the launch of a new range of products designed to help card issuers differentiate their service offerings and attract new clients. The Caisse d’Epargne was one of the first banks to deploy this marketing strategy in France, with the roll-out of mandarin-tinted transparent cards targeted at young customers.
Within the contactless segment, Gemplus moved forward with the delivery in the USA of GemInstant cards for MasterCard® PayPass™ contactless payment to one of the top ten leading banks in North America.
Gemplus was also the first smart card manufacturer to achieve the certification for the MasterCard OneSMART™ Chip Authentication Program for its GemAuthenticate™ server, which enables financial institutions to secure customer access to online banking services and online purchases using two-factor authentication.
•	Identity and Security
For the enterprise security sector, Gemplus was selected by Pfizer to deploy Gemplus’s SafesITe solution for network access and digital signature. Gemplus has shipped over 100,000 cards to Pfizer as part of its Global Identity Services program.
Lastly, in a recent report by Frost & Sullivan, Gemplus came out top in the smart card readers and chipsets segment, with a 34.8% share in 2004, up from 20.8% in 2003 (Source Frost & Sullivan, January 2006).
•	Research and Development
Gemplus R&D teams were rewarded for their innovation with the win of the Sesames 2005 award for Best Software at the Cartes 2005 Conference and Exhibition. Gemplus innovated with the most compact implementation of the .NET platform for networked secure devices, such as USB dongles, secure MMC and smart cards.
Financial calendar
The ordinary shareholders meeting relating to the proposed Gemalto merger is scheduled to take place on February 28, 2006.
First quarter 2006 results are scheduled to be reported on April 24, 2006, before the opening of Euronext Paris.
Conference Call:
The Company has scheduled a conference call for Thursday, February 9, 2006 at 2:30 pm CET (1:30 pm London time and 8:30 am New York time). Callers may participate in the live conference call by dialing:
+44 (0) 207 784 1018 or +1 718 354 1171, access code 5438605.
The slide show will be available on the web site at 12:30 p.m. CET (11:30 a.m. London time). The webcast will also be available on the IR section of www.gemplus.com.
Replays of the conference call will be available approximately 5 hours after the conclusion of the conference call until February 24, 2006 midnight by dialing:
+44 (0) 207 784 1024 or +1 718 354 11 12, access Code: 5438605#.

About Gemplus
Gemplus International S.A. (Euronext: LU0121706294 — GEM and NASDAQ: GEMP) is the world’s leading player in the smart card industry in both revenue and total shipments (source: Gartner-Dataquest 2005, Frost & Sullivan, Datamonitor.). It has sold over 5.5 billion smart cards.
Gemplus delivers a wide range of portable, personalized solutions in areas including Identity, Mobile Telecommunications, Public Telephony, Banking, Retail, Transport, Healthcare, WLAN, Pay-TV, e-government, and access control.
Gemplus’ revenue in 2005 was 939 million euros.
www.gemplus.com
For more information:

Press	Investor Relations
Gemplus	Gemplus
Jane Strachey	Celine Berthier
Tel: +33 (0) 4 42 36 46 61	Tel: +41 (0) 22 544 5054
Mob: +33 (0) 6 79 46 35 93
Email: jane.strachey@gemplus.com	Email: celine.berthier@gemplus.com

Edelman	Fineo
Frédéric Boullard
Tel: +33 (0) 1 56 69 73 95	Tel: +33 (0) 1 56 33 32 31
Email: frederic.boullard@edelman.com	Email: investors@gemplus.com
©2004 Gemplus. All rights reserved. Gemplus, the Gemplus logo, are trademarks and service marks of Gemplus S.A. and are registered in certain countries. All other trademarks and service marks, whether registered or not in specific countries, are the property of their respective owners.
Some of the statements contained in this release constitute forward-looking statements. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties, and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance, or achievements expressed or implied by such forward-looking statements. Actual events or results may differ materially. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this release include, but are not limited to: trends in wireless communication and mobile commerce sectors; our ability to develop new technology, and the effects of competing technologies developed and expected intense competition generally in our main segments; profitability of our expansion strategy; challenges to or loss of our intellectual property rights; our ability to establish and maintain strategic relationships in our major businesses; our ability to develop and take advantage of new software and services; and the effect of future acquisitions and investments on our share price. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of such forward-looking statements. The forward-looking statements contained in this release speak only as of this release. We are under no duty to update any of the forward-looking statements after this date to conform such statements to actual results or to reflect the occurrence of anticipated results.

Gemplus International SA

Gemplus International SA
Press Release — Financial statements
For the quarterly period ended December 31, 2005

Gemplus International SA

Consolidated Statements of Income

	( (in thousands of euros, except shares and per share amounts)
	Twelve months ended		Three months ended
	December 31,		December 31,
	2005	2004	2005	2004
	(unaudited)

Net sales	261,703	242,542	938,875	865,034
Cost of sales	(176,475)	(165,278)	(628,967)	(594,533)

Gross Profit	85,228	77,264	309,908	270,501

Research and development expenses	(17,882)	(14,893)	(62,269)	(62,592)
Selling and marketing expenses	(31,851)	(27,129)	(116,088)	(101,493)
General and administrative expenses	(21,982)	(17,298)	(67,983)	(63,895)
Restructuring expenses	1,713	227	3,235	(8,384)
Other operating income (expense), net	391	(101)	(48)	(101)
Goodwill amortization and impairment	—	(1,970)	—	(7,718)

Operating income	15,617	16,100	66,755	26,318

Financial income (expense), net	2,289	1,364	7,659	5,653
Share of profit (loss) of associates	662	(947)	(531)	(5,970)
Other non-operating income (expense), net	(2,373)	(2,158)	(2,301)	(6,757)

Income before taxes	16,195	14,359	71,582	19,244

Income tax expense	24,219	(2,676)	19,816	(12,953)

NET INCOME	40,414	11,683	91,398	6,291

Attributable to:
Equity holders of the Company	40,013	11,806	89,890	4,674
Minority interest	401	(123)	1508	1,617

Net income per share attributable to equity holders of the Company (in euros)
Basic	0.06	0.02	0.15	0.01
Diluted	0.06	0.02	0.14	0.01

Shares used in net income per share calculation:
Basic	628,003,671	606,933,869	618,285,864	606,672,060
Diluted	647,413,175	618,170,575	634,742,894	619,022,472

Due to the adoption of IAS 1 (revised 2003) Presentation of Financial Statements, the Company has modified its Consolidated Balance Sheet and its Consolidated Statement of Income. Please refer to Note 2.23 “Comparatives” of our 2004 Annual Report for further details.

Gemplus International SA

Consolidated Balance Sheets

	(in thousands of euros)
	December 31,	December 31,
	2005	2004
ASSETS
Current assets:
Cash and cash equivalents	418,365	388,430
Trade accounts receivable, net	183,022	148,512
Inventory, net	107,673	115,610
Derivative financial instruments	4,187	33,387
Other current receivables	82,128	66,160

Total current assets	795,375	752,099

Non-current assets:
Property, plant and equipment, net	158,284	148,916
Goodwill, net	90,826	28,197
Deferred development costs, net	21,227	19,222
Other intangible assets, net	23,600	8,965
Deferred income tax assets	32,788	6,264
Investments in associates	16,309	12,864
Available-for-sale financial assets, net	2,469	4,752
Other non-current receivables, net	40,846	43,900

Total non-current assets	386,349	273,080

TOTAL ASSETS	1,181,724	1,025,179

LIABILITIES
Current liabilities:
Accounts payable	106,085	94,025
Derivative financial instruments	2,592	—
Salaries, wages and related items	62,641	55,199
Current portion of provisions and other liabilities	73,434	50,217
Current income tax liabilities	5,228	6,581
Other current tax liabilities	20,821	19,127
Current obligations under finance leases	5,539	6,005

Total current liabilities	276,340	231,154

Non-current liabilities:
Non-current obligations under finance leases	26,425	33,663
Non-current portion of provisions	23,482	25,696
Other non-current liabilities	13,417	13,353
Deferred income tax liabilities	4,354	—

Total non-current liabilities	67,678	72,712

Shareholders’ equity:
Ordinary shares	133,466	128,643
Additional paid-in capital	1,071,388	1,031,558
Retained earnings	(374,183)	(459,560)
Other comprehensive income	(4,407)	11,956
Less, cost of treasury shares	(1,395)	(1,985)

Equity attributable to equity holders of the Company	824,869	710,612

Minority interest	12,837	10,701

Total shareholders’ equity	837,706	721,313

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,181,724	1,025,179

Due to the adoption of IAS 1 (revised 2003) Presentation of Financial Statements, the Company has modified its Consolidated Balance Sheet and its Consolidated Statement of Income. Please refer to Note 2.23 “Comparatives” of our 2004 Annual Report for further details.

Gemplus International SA

Consolidated Statements of Cash Flows

	(in thousands of euros)
	Twelve months ended
	December 31,
	2005	2004
Cash flow from operating activities:
Net income (loss)	91,398	6,291
Adjustments to reconcile net income (loss) to net cash from operating activities:
Depreciation, amortization and impairment	41,369	56,691
Changes in non-current portion of provisions and other liabilities, excluding restructuring	(3,367)	(32,930)
Deferred income taxes	(28,372)	3,661
(Gain) / loss on sale and disposal of assets	(4,612)	2,582
Share of (profit) loss of associates	571	5,970
Share-based compensation	4,320	—
Other, net	(2,130)	(2,700)
Changes in operating assets and liabilities:
Trade accounts receivable and related current liabilities	(12,133)	(2,962)
Trade accounts payable and related current assets	822	20,774
Inventories	22,661	(19,466)
Value-added and income taxes	(1,021)	21,288
Salaries, wages and other	4,429	14,161
Restricted cash	23,277	(28,018)
Restructuring reserve payable	(15,847)	(18,307)

Net cash from operating activities	121,365	27,035

Cash flows from investing activities:
Sale / (purchase) of activities net of cash (disposed) / acquired	(63,457)	(2,898)
Other investments	(1,674)	(2,982)
Purchase of property, plant and equipment	(25,078)	(22,888)
Purchase of other assets	(2,693)	(1,725)
Proceeds from sale of non-current assets	7,025	1,300
Change in non-trade accounts payable and other	2,074	3,064

Net cash used for investing activities	(83,803)	(26,129)

Cash flows from financing activities:
Proceeds from exercise of share options	2,790	1,479
Payments on long-term borrowings	(1,231)	—
Proceeds from sales-leaseback operations	—	956
Principal payments on obligations under finance leases	(5,938)	(5,827)
Increase (decrease) in bank overdrafts	(2,657)	1,660
Dividends paid by subsidiaries to minority shareholders	(1,307)	(1,724)
Change in treasury shares	—	90
Changes in non-trade accounts payables on financing activities	19	—

Net cash used for financing activities	(8,324)	(3,366)

Effect of exchange rate changes on cash	697	207
Net increase (decrease) in cash and cash equivalents	29,238	(2,461)
Cash and cash equivalents, beginning of the period	388,430	390,684

Cash and cash equivalents, end of the period	418,365	388,430

Gemplus International SA

1) Accounting principles:
The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (IFRS).
2) Segment information
2.1) Fourth Quarter 2005 compared with Fourth Quarter 2004
2.1.1) Operating Segments

Three months ended			(in millions of euros)
	December 31,	December 31,	%	Adjusted
Net sales	2005	2004	change	change (%) (*)
Telecommunications	179.5	187.9	-4%	-8%
Financial Services	55.8	44.2	26%	11%
Identity and Security	26.4	10.4	153%	61%

Total	261.7	242.5	8%	-2%

				(in millions of euros)
	December 31,	(% of net	December 31,	(% of net	%
Gross profit	2005	sales)	2004	sales)	change
Telecommunications	64.6	36%	64.3	34%	0%
Financial Services	12.2	22%	9.7	22%	26%
Identity and Security	8.4	32%	3.3	31%	157%

Total	85.2	33%	77.3	32%	10%

(in millions of euros)
	December 31,	(% of net	December 31,	(% of net	%
Operating expenses	2005	sales)	2004	sales)	change
Telecommunications	(44.5)	25%	(39.1)	21%	14%
Financial Services	(12.5)	22%	(13.7)	31%	-9%
Identity and Security	(12.6)	48%	(8.4)	81%	50%

Total	(69.6)	27%	(61.2)	25%	14%

(in millions of euros)
			Change in
	December 31,	December 31,	Operating
Operating income (loss)	2005	2004	income (loss)
Telecommunications	20.1	25.2	-5.1
Financial Services	(0.3)	(4.0)	3.7
Identity and Security	(4.2)	(5.1)	0.9

Total	15.6	16.1	-0.5

(*)	Adjusted for currency fluctuations, disposals & acquisitions
2.1.2) Geographical Segments

Three months ended				(in millions of euros)
	December 31,	December 31,	%	Adjusted
Net sales	2005	2004	change	change (%) (*)
Europe, Middle East and Africa	137.4	122.2	12%	-1%
Asia	45.5	46.5	-2%	-7%
Americas	78.8	73.8	7%	1%

Total	261.7	242.5	8%	-2%

(*)	Adjusted for currency fluctuations, disposals & acquisitions

Gemplus International SA

2.2) Twelve months 2005 compared with Twelve months 2004
2.2.1) Operating Segments

Twelve months ended				(in millions of euros)
	December 31,	December 31,	%	Adjusted
Net sales	2005	2004	change	change (%) (*)
Telecommunications	654.5	641.8	2%	1%
Financial Services	202.9	182.2	11%	5%
Identity and Security	81.5	41.0	99%	47%

Total	938.9	865.0	9%	4%

(in millions of euros)
	December 31,	(% of net	December 31,	(% of net	%
Gross profit	2005	sales)	2004	sales)	change
Telecommunications	241.5	37%	220.8	34%	9%
Financial Services	41.9	21%	37.7	21%	11%
Identity and Security	26.5	33%	12.0	29%	120%

Total	309.9	33%	270.5	31%	15%

(in millions of euros)
	December 31,	(% of net	December 31,	(% of net	%
Operating expenses	2005	sales)	2004	sales)	change
Telecommunications	(158.7)	24%	(149.0)	23%	6%
Financial Services	(43.2)	21%	(63.9)	35%	-32%
Identity and Security	(41.3)	51%	(31.3)	76%	32%

Total	(243.2)	26%	(244.2)	28%	0%

(in millions of euros)
			Change in
	December 31,	December 31,	Operating
Operating income (loss)	2005	2004	income (loss)
Telecommunications	82.9	71.8	11.1
Financial Services	(1.3)	(26.3)	25.0
Identity and Security	(14.8)	(19.2)	4.4

Total	66.8	26.3	40.4

(*)	Adjusted for currency fluctuations, disposals & acquisitions
2.2.2) Geographical Segments

Twelve months ended				(in millions of euros)
	December 31,	December 31,	%	Adjusted
Net sales	2005	2004	change	change (%) (*)
Europe, Middle East and Africa	491.0	443.1	11%	2%
Asia	172.7	194.3	-11%	-13%
Americas	275.2	227.6	21%	21%

Total	938.9	865.0	9%	4%

(*)	Adjusted for currency fluctuations, disposals & acquisitions

Gemplus International SA

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GEMPLUS INTERNATIONAL S.A.
Date: 9 February, 2006	By:	/s/ Frans SPAARGAREN
		Name:	Frans SPAARGAREN
		Title:	Chief Financial Officer